Filed Pursuant to Rule 424(b)(3)
File No.: 333-148854

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 5 DATED DECEMBER 12, 2008
TO THE PROSPECTUS DATED JULY 1, 2008

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated July 1, 2008 (the “Prospectus”), Supplements No. 3 dated October 22, 2008 and  No. 4, dated November 18, 2008. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A. To provide an update on the status of our current public offering.

B. To describe changes to our share redemption program.

C. To provide information regarding distributions recently authorized by our board of directors.

A. Status of our Current Public Offering

As of December 10, 2008, we have received gross proceeds of approximately $138.7 million from the sale of approximately 13.2 million of our common shares in our current public offering, including approximately $17.4 million relating to approximately 1.7 million shares issued under our dividend reinvestment plan. As of December 10, 2008, approximately $2,878.7 million in shares remained available for sale pursuant to the offering, exclusive of approximately $482.6 million in shares available under our dividend reinvestment plan. The offering will terminate on or before July 1, 2010, unless extended by our board of directors.

B. Changes to our Share Redemption Program

The section under “Description of Capital Stock - Share Redemption Program” on page 135 is hereby deleted and replaced in its entirety with the following:

Share Redemption Program

Our shares are currently not listed on a national securities exchange and we currently do not intend to list our shares. In order to provide our shareholders with some liquidity, we have a share redemption program. Certain shareholders who have held their shares for at least one year may receive the benefit of limited liquidity by presenting for redemption all or a portion of their shares to us in accordance with the procedures outlined herein. At that time, we may, subject to the conditions and limitations described below, redeem the shares presented for redemption for cash to the extent that we have sufficient funds available to us to fund such redemption. We will not pay the Advisor or its affiliates any fees to complete any transactions under our share redemption program.

Effective January 11, 2009 and prior to the time, if any, as our shares are listed on a national securities exchange, subject to the conditions and limitations described herein, any shareholder that has held shares for at least one year since the date of their acquisition, and who (i) purchased those shares from us, (ii) received the shares through a non-cash transaction, not in the secondary market or (iii) purchased the shares from another shareholder prior to January 11, 2009, may present all or any portion of such shares to us for redemption at any time.

To the extent our board of directors determines that we have sufficient available cash for redemptions, we initially intend to redeem shares on a monthly basis; however, our board of directors may determine from time to time to adjust the timing of redemptions upon 30 days’ notice. We intend to redeem shares subject to the limitation that, during any calendar year, the number of shares we may redeem under the program may not exceed, as of the date of any such redemption, 10% of our shares outstanding as of the same date in the prior calendar year. We may, but are not required to, use available cash flow not otherwise dedicated to a particular use to meet these redemption needs, including cash proceeds generated from the dividend reinvestment plan, securities offerings, operating cash flow not intended for dividends, borrowings and capital transactions such as asset sales or refinancings.

Shares may be redeemed at a price of $9.68 per share effective July 1, 2008. The redemption price was determined by our board of directors. Our board’s determination of the redemption price was subjective and was primarily based on the estimated per-share net asset value of the Company as determined by our management. Our management estimated the per-share net asset value of the Company using appraised values of our real estate assets as of March 31, 2008, which were determined by independent third party appraisers (except for assets acquired within the last year for which we used aggregate cost). Management estimated the values of our other assets and liabilities as of December 31, 2007, and then made various adjustments and estimations in order to account for our operations and other factors occurring or expected to occur between December 31, 2007 and the anticipated commencement of this offering. In addition, our board of directors also considered our historical and anticipated results of operations and financial condition, our current and anticipated distribution payments, yields and offering prices of other real estate companies we deem to be substantially similar to us, our current and anticipated capital and debt structure, and our management’s and Advisor’s recommendations and assessment of our prospects and expected execution of our investment and operating strategies.

Both our real estate appraisals and the methodology utilized by our management in estimating our per-share net asset value were based on a number of assumptions and estimates which may not be accurate or complete. No liquidity discounts or discounts relating to the fact that we are currently externally managed were applied to our estimated per-share valuation, and no attempt was made to value Hines REIT as an enterprise. Likewise, the valuation was not reduced by potential selling commissions or other costs of sale, which would impact proceeds in the case of a liquidation. The redemption price may not be indicative of the price our shareholders could receive if they sold our shares, if our shares were actively traded or if we were liquidated.

Our board of directors may adjust the per share redemption price from time to time upon 30 days’ written notice based on the then-current estimated net asset value of our real estate portfolio at the time of the adjustment, and such other factors as it deems appropriate, including the then-current offering price of our shares (if any), our then-current dividend reinvestment plan price and general market conditions. At any time we are engaged in an offering of shares, the per share price for shares purchased under our redemption program will always be equal to or lower than the applicable per share offering price. Real estate values fluctuate, which in the future may result in an increase or decrease in the value of our real estate investments. Thus, future adjustments to the offering price of our shares could result in a higher or lower redemption price. The members of our board of directors must, in accordance with their fiduciary duties, act in a manner they believe is in the best interests of our shareholders when making any decision to adjust the redemption price offered under our share redemption program. Our board of directors will announce any price adjustment and the time period of its effectiveness as a part of our regular communications with shareholders. Please see “Reports to Shareholders.”

We will redeem shares presented for cash to the extent we have sufficient available cash flow to do so. Our board of directors may terminate, suspend or amend the share redemption program at any time upon 30 days’ written notice without shareholder approval if our directors believe such action is in our and our shareholders’ best interests, or if they determine the funds otherwise available to fund our share redemption program are needed for other purposes. In the event of a redemption request after the death or disability (as defined in the Code) of a shareholder, we may waive the one-year holding period requirement as well as the annual limitation on the number of shares that will be redeemed as summarized above. In addition, in the event a shareholder is having all his shares redeemed, the one-year holding requirement will be waived for shares purchased under our dividend reinvestment plan.

All requests for redemption must be made in writing and received by us at least five business days prior to the end of the month. You may also withdraw your request to have your shares redeemed. Withdrawal requests must also be made in writing and received by us at least five business days prior to the end of the month. We cannot guarantee that we will have sufficient available cash flow to accommodate all requests made in any month. If the percentage of our shares subject to redemption requests exceeds the then available cash flow, each shareholder’s redemption request will be reduced on a pro rata basis. In addition, if we do not have sufficient available funds at the time redemption is requested, you can withdraw your request for redemption or request in writing that we honor it at such time in a successive month, if any, when we have sufficient funds to do so. Such pending requests will generally be honored on a pro-rata basis with any new redemption requests we receive in the applicable period.

Commitments by us to repurchase shares will be communicated either telephonically or in writing to each shareholder who submitted a request at or promptly (no more than five business days) after the fifth business day following the end of each month. We will redeem the shares subject to these commitments, and pay the redemption price associated therewith, within three business days following the delivery of such commitments. You will not relinquish your shares until we redeem them. Please see “Risk Factors — Investment Risks — Your ability to have your shares redeemed is limited under our share redemption program, and if you are able to have your shares redeemed, it may be at a price that is less than the price you paid for the shares and the then-current market value of the shares” and “Risk Factors — Investment Risks — There is currently no public market for our common shares, and we do not intend to list the shares on a stock exchange. Therefore, it will likely be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount.”

The shares we redeem under our share redemption program will be cancelled and will have the status of authorized but unissued shares. We will not resell such shares to the public unless such sales are first registered with the Securities and Exchange Commission under the Securities Act and under appropriate state securities laws or are exempt under such laws. We will terminate our share redemption program in the event that our shares ever become listed on a national securities exchange or in the event a secondary market for our common shares develops.

C. Distributions Authorized by Our Board of Directors

With the authorization of our board of directors, we have declared distributions for the month of December 2008. The distributions will be calculated based on shareholders of record each day during December in an amount equal to $0.00175233 per share, per day. The distributions for the month of December will be paid in January 2009 in cash or reinvested in stock for those participating in our dividend reinvestment plan.